Exhibit 99.1

AINSWORTH ANNOUNCES RECAPITALIZATION TRANSACTION

Vancouver, BC, June 17, 2008 – Ainsworth Lumber Co. Ltd. (TSX: ANS) (the “Company”) announced today that following extensive negotiations among the Company and certain of its major financial creditors, the Company has agreed to support a recapitalization transaction (the “Recapitalization”) pursuant to which the Company’s debt burden will be significantly reduced and liquidity will be materially enhanced.  More specifically:

•
The Company’s $823.5 million aggregate principal amount of outstanding senior unsecured notes (the “Notes” and each holder of Notes, a “Noteholder”) will be converted into equity and US$150 million of new 11% senior unsecured notes due 2015 as described in the attached term sheet.

•	Qualifying holders of existing Notes will have the opportunity to purchase US$200 million of new 11% senior unsecured notes due 2015 (“New Notes”).

•	The net proceeds from the New Notes of approximately US$194 million will be used to pay certain recapitalization related expenses and fund the Company’s ongoing operating expenses.

•
The New Notes will be backstopped by HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (each a holder of existing Notes, collectively the “Initial Backstop Parties”) and certain additional holders of existing Notes (the “Additional Backstop Parties” and together with the Initial Backstop Parties, the “Backstop Parties”).

•
The Company’s existing common shares will be cancelled and 96% of the new common shares will be issued to the holders of the existing Notes and the Backstop Parties (allocated among such parties as described in the attached term sheet) and the remaining 4% will be issued to the holders of the existing common shares.

•
Upon the implementation of the Recapitalization, a new Board of Directors will be appointed and the Company will enter into consulting and severance arrangements with certain members of management, each as described in the term sheet.

•
The existing common shareholders will also receive cashless warrants which will entitle them to receive additional new common shares representing 8% of the new common shares on a fully diluted basis if the Company’s equity market capitalization exceeds US$1.2 billion within four years of the effective date of the restructuring.

•	The Company’s obligations to trade creditors, customers and employees will continue to be paid or satisfied in the ordinary course of business.

The management and Board of Directors of the Company believe that the proposed Recapitalization offers substantial benefits to the Company in the form of a normalized capital structure, reduced annual cash interest costs, improved liquidity and enhanced flexibility with which to respond to the downturn in its North American markets.

The management and Board of Directors of the Company believe that, in view of the challenges and risks to the Company’s ongoing viability created by the current oriented strand board (OSB) market and the Company’s existing capital structure, the Recapitalization is the best alternative available to the Company and its lenders, noteholders, shareholders and other stakeholders.

The Company’s Board of Directors, supported by a recommendation of an independent committee of the Board, is unanimously recommending that all shareholders and noteholders support the Recapitalization.  UBS Securities Canada Inc. and Barclays Capital are acting as the Company’s financial advisors with respect to the Recapitalization.

The Recapitalization described above has the broad support of the Company’s creditors.  More specifically (a) Noteholders holding approximately US$655 million aggregate principal amount of outstanding Notes (representing more than 80% of the total outstanding Notes) have agreed to vote in favour of and support the Recapitalization and (b) the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility have agreed to amend and restate the terms of such facility in connection with the Recapitalization.  In addition, as of the date hereof, the holders of a majority of the common shares of the Company have entered into support agreements under which they have agreed to vote in favour of and support the Recapitalization.

Provided that the Company has obtained the support of the holders of at least 66.7% of the Company’s common shares, the Company intends to implement the Recapitalization under the Canada Business Corporations Act (the “CBCA”) by July 30, 2008.  Implementation of a plan of arrangement necessary to effect the Recapitalization in accordance with the CBCA is also subject to final approval of the Supreme Court of British Columbia and receipt of all necessary regulatory and stock exchange approvals.

If the Company is unable to obtain any approval required to implement the Recapitalization under the CBCA, the support agreements which have been executed require implementation of the Recapitalization under an alternate statutory proceeding and reserve the right of the supporting creditors and the Company to alter the treatment of any party that has not approved the Recapitalization.

Details of the Recapitalization will be provided in an information circular expected to be distributed to shareholders and noteholders by June 25, 2008.  A summary of the key terms of the Recapitalization is attached to this press release.

Further information about the Recapitalization will be available on SEDAR (www.sedar.com) and the Company’s web page (www.ainsworth.ca).

This press release is not an offer to sell or the solicitation of an offer to buy the New Notes or the new common shares issued in connection therewith.  Such securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street

Vancouver, B.C.  V7X 1L3
Telephone:      (604) 661-3200
Facsimile:         (604) 661-3201

Contact:  Robert Allen
Chief Financial Officer
(604) 661-3200

Forward-looking information provided in this news release relating to the Company’s expectations regarding Recapitalization and liquidity contains forward-looking statements made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. The Company believes that expectations reflected in such information are reasonable, but no assurance is given that such expectations will be correct.  Forward-looking information is based on the Company’s beliefs and assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Investors are cautioned that there are risks and uncertainties related to such forward-looking information and actual results may vary.  The forward-looking information is made as of the date of this news release and the Company assumes no obligation to update or revise it to reflect new events or circumstances, except as explicitly required by securities laws.

Key Terms of the Recapitalization

All of the current outstanding common shares of Ainsworth (the “Existing Common Shares”) will be cancelled and new common shares in the recapitalized Ainsworth will be issued (the “New Common Shares”), as described below.

Treatment of Existing Unsecured Notes

-	All of the senior unsecured notes issued by Ainsworth and listed below (the “Existing Notes”) will be affected by the Recapitalization:

•	Senior Unsecured Floating Rate Notes due October 1, 2010
•	7.25% Senior Unsecured Notes due October 1, 2012
•	Senior Unsecured Floating Rate Notes due April 1, 2013
•	6.75% Senior Unsecured Notes due March 15, 2014
•	6.75% Senior Unsecured Notes due March 15, 2014

-	Each holder of Existing Notes (the “Noteholders”) will receive, in full and complete satisfaction of its Existing Notes, the following:

(i)
Such Noteholder’s pro rata share (based on the face amount of Existing Notes it holds) of US$150 million aggregate principal amount of new 11% senior unsecured notes due 2015 (the “New Rollover Notes”);

(ii)
For those Noteholders that are eligible under applicable securities laws, the right to subscribe to an offering of US$200 million aggregate principal amount of new senior unsecured notes (the “New Notes”).  HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC (the “Initial Backstop Parties”) and certain additional holders of Existing Notes have agreed to backstop (the “Backstop”) the offering of the New Notes.  The right to participate in the Backstop will be open to all Existing Noteholders that are eligible under applicable securities laws to purchase New Notes.

The New Notes and the New Rollover Notes will contain identical economic terms, including that interest thereon will be payable 6% in cash, plus 5% payment in kind.

(iii)	Payment in cash of all unpaid but accrued interest in respect of the Existing Notes as at March 31, 2008, to the extent not already paid; and

(iv)	Such Noteholder’s pro rata share of up to 96% of the New Common Shares (based on the face amount of Existing Notes it holds), on a fully diluted basis, as follows:

•	46% will be allocated pro rata, based on the amount of Existing Notes held, to all Noteholders;

•	35% will be allocated pro rata, based on the number of New Notes subscribed for, to Noteholders that have acquired New Notes;

•	10% will be allocated to those Noteholders that have agreed to participate in the Backstop; and

•	5% will be allocated to the Initial Backstop Parties.

-
Accordingly, pursuant to the Recapitalization, for every US$1,000,000 of face value of Existing Notes held by a Noteholder, such Noteholder will be entitled to receive (i) approximately US$182,000 in principal amount of New Rollover Notes and (ii) its pro rata share of up to 96% of the New Common Shares, as described above.  In addition, if such Noteholder qualifies under applicable securities laws, they will also be able to (i) purchase no more than approximately US$242,700 in principal amount of New Notes and (ii) subject to participation in the Backstop, purchase a pro rata share of any unsubscribed New Notes.

-	The deadline for subscribing to the New Notes is expected to be in early to mid-July 2008.

Support Agreements

HBK Master Fund L.P., Tricap Partners II L.P and Barclays Bank PLC and certain other Existing Noteholders (the “Consenting Noteholders”) have executed a support agreement (the “Noteholder Support Agreement”) with Ainsworth whereby they have agreed to vote in favor of and support the Recapitalization. The Consenting Noteholders hold in excess of US$655 million of Existing Notes. The Company has also entered into support agreements (“Shareholder Support Agreements”) with the holders of a majority of the Existing Common Shares of the Company  (the “Shareholders”) under which they have agreed to vote in favour of and support the Recapitalization. Ainsworth will continue to solicit and obtain additional Noteholder and Shareholder support for the Recapitalization.

In addition, the Company has reached an agreement with the holders of a majority in aggregate principal amount of the Company’s 2007 secured term loan facility to amend and restate the terms of such facility in connection with the Recapitalization.

Treatment of Existing Common Shares

All Existing Common Shares will be cancelled.  Holders of Existing Common Shares will receive their pro rata share of:

(i)	4% of New Common Shares; and

(ii)
cashless warrants to receive additional New Common Shares representing 8% of the New Common Shares, on a fully diluted basis, if the Company’s equity market capitalization exceeds US$1.2 billion within four years of the date of the Recapitalization or, if such market capitalization is not met within the four year period, additional New Common Shares representing 0.02% of the New Common Shares on a Fully Diluted Basis.

Implementation Process

Ainsworth expects to hold separate Noteholder and shareholder meetings in late July 2008 in Vancouver, British Columbia to obtain the required approvals for certain steps necessary to implement the Recapitalization transaction, including approval by the Noteholders of a Plan of Arrangement under the Canada Business Corporations Act (the “CBCA”). Details of the Recapitalization will be provided in an information circular expected to be distributed to Noteholders and existing shareholders by late June 2008. In addition to Noteholder and shareholder approvals, implementation of the Plan of Arrangement is subject to final approval of the Court and receipt of all necessary regulatory and stock exchange approvals.

If the Company is unable to obtain any approval required to implement the Recapitalization under the CBCA, the Noteholder and Shareholder Support Agreements require implementation of the Recapitalization under an alternate statutory proceeding and reserve the right of the Consenting Noteholders and the Company to alter the treatment of any party that has not approved the Recapitalization.